03002512

SP 3/3/03

VF 2-27-03

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 26 2003 WASHINGTON DC SECTION

SEC FILE NUMBER
8- 50429

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Glastonbury Blvd.
(No. and Street)

Glastonbury, CT 06033
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John O'Connor (860) 652-3239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haggett, Longobardi & Company, LLC
(Name – *if individual, state last, first, middle name*)

115 Glastonbury Blvd., Glastonbury, CT 06033
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 07 2003

OATH OR AFFIRMATION

I, John A. O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USI Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-NONE-

Signature

President
Title

Notary Public

MARYLYNN ZADRICK
NOTARY PUBLIC
MY COMMISSION EXPIRES 12/31/2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USI SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2002

CONTENTS

HAGGETT, LONGOBARDI & COMPANY, LLC

115 Glastonbury Boulevard
Glastonbury, Connecticut 06033
860-633-3000 Tel
860-657-8079 Fax
info@hlcocpa.com Email

Certified Public Accountants
An Independent Member of the BDO Seidman Alliance

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
USI Securities, Inc.

We have audited the accompanying statements of financial condition of USI Securities, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USI Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 17, 2003

Haggett Longobardi & Company LLC

USI SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001

ASSETS

	2002	2001
Current assets		
Cash	$ 354,520	$ 383,630
Due from USI Holdings Corporation	1,000,000	-
Other receivables	7,574	52,138
Commissions receivable	-	36,477
Deposits	35,000	35,000
Due from Officer	3,300	3,300
Other current assets	3,214	644
Trade receivables	2,916	-
	1,406,524	511,189
Property and equipment, at cost		
Furniture and fixtures	20,155	11,455
Less accumulated depreciation	(10,169)	(7,166)
	9,986	4,289
	$ 1,416,510	$ 515,478

LIABILITIES AND EQUITY

	2002	2001
Current liabilities		
Accrued expenses	$ 241,458	$ 201,528
Due to parent	33,989	-
Accounts payable	-	1,516
	275,447	203,044
Equity		
Common stock, $1 par value; 100 shares authorized, 10 shares issued and outstanding	10	10
Paid in capital	857,990	572,990
Retained earnings (deficit)	283,063	(260,566)
	1,141,063	312,434
	$ 1,416,510	$ 515,478

The accompanying accounting policies and notes are an integral part of the financial statements.

USI SECURITIES, INC.

STATEMENTS OF INCOME

For the Years Ended, December 31, 2002 and 2001

	2002	2001
Revenue		
Commission income	$ 8,602,173	$ 8,498,823
Other income	1,011,032	15,670
Interest income	3,206	23,602
	9,616,411	8,538,095
Expenses		
Management fees	7,839,363	7,653,323
Salaries	717,748	427,752
Commissions - independent representatives	71,638	54,324
Rent	60,000	50,004
Insurance	58,696	6,702
Licenses and fees	56,165	38,659
Payroll tax	41,658	25,440
Office expense	38,523	10,237
Professional fees	30,037	60,049
Travel	29,539	13,553
Telephone	27,167	16,701
Trading fees	25,330	24,665
Software lease	15,016	14,520
Commissions	14,298	1,128
Retirement plan - 401(k) match	12,115	8,199
Office supplies	7,960	3,236
Temporary staff	5,813	-
Training/professional development	5,339	10,530
Meals and entertainment	4,961	4,803
Dues and subscriptions	4,395	5,947
Depreciation	3,003	2,142
Miscellaneous	1,880	430
Payroll processing	1,511	533
Claims and losses	225	-
Charitable contributions	200	-
Bank charges	102	3,103
Promotional expenses	100	20,200
	9,072,782	8,456,180
Net income	$ 543,629	$ 81,915

The accompanying accounting policies and notes are
an integral part of the financial statements.

USI SECURITIES, INC.

STATEMENTS OF CHANGES IN RETAINED EARNINGS

For the Years Ended, December 31, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Equity
Balance, December 31, 2000	$ 10	$ 572,990	$ (342,481)	$ 230,519
Capital contributions	-	-	-	-
Net income	-	-	81,915	81,915
Balance, December 31, 2001	10	572,990	(260,566)	312,434
Capital contributions	-	285,000	-	285,000
Net income	-	-	543,629	543,629
Balance, December 31, 2002	$ 10	$ 857,990	$ 283,063	$ 1,141,063

The accompanying accounting policies and notes are
an integral part of the financial statements.

USI SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended, December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 543,629	$ 81,915
Adjustment to reconcile net income to net cash used in operating activities:		
Depreciation	3,003	2,142
(Increase)/decrease in:		
Due from parent	(1,000,000)	-
Other receivables	44,564	(52,136)
Commissions receivables	36,477	(36,477)
Other current assets	(2,570)	2,726
Trade receivables	(2,916)	567
(Decrease) increase in:		
Due to parent	33,989	-
Accrued expenses	39,930	1,508
Accounts payable	(1,516)	(2,931)
Net cash used in operating activities	(305,410)	(2,686)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(8,700)	(1,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in additional paid in capital	285,000	-
Net decrease in cash	(29,110)	(3,686)
Cash and cash equivalents, beginning of year	383,630	387,316
Cash and cash equivalents, end of year	$ 354,520	$ 383,630

The accompanying accounting policies and notes are an integral part of the financial statements.

USI SECURITIES, INC.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

USI Securities, Inc. (the Company) is a Delaware corporation that is a wholly-owned subsidiary of USI Insurance Services Corporation (Parent). USI Insurance Services Corporation is a wholly-owned subsidiary of USI Holdings Corporation. The Company is a NASD member broker-dealer and SEC registered investment advisor. During the year 2002, the Company, through its registered representatives, offered and sold mutual funds, variable annuities and variable life insurance contracts, primarily in the qualified plans market. The Company also has a limited amount of "constructive receipt" arrangements with other broker/dealers whereby the Company receives override commissions derived from the sale of securities products to customers of other subsidiaries of the Parent.

Basis of Accounting

The Company utilizes the accrual basis of accounting. Commission revenue and related expenses are recorded on a settlement date basis, which is generally one to three business days after trade date for securities sold to customers.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2002 and 2001, there were no cash equivalents.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash or cash equivalents.

Net Capital Requirements

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such provisions, and requires that the ratio of aggregate indebtedness to net capital be less than 15 to 1.

Reserve Requirements

The Company is exempt from the requirements relating to cash reserves and possession or control of customers securities under Rule 15c3-3 of the Securities Exchange Act of 1934.

Property and Equipment - Depreciation

Depreciation of property and equipment is recorded on the straight-line basis for financial reporting purposes over the estimated useful lives of the assets. Estimated lives for financial reporting purposes are as follows:

Asset	Estimated Lives
Furniture and fixtures	3 - 7 years

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

USI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

(1) Net Capital Requirements

As a broker-dealer, the Company is subject to the net capital rule adopted and administered by the Securities and Exchange Commission. The rule prohibits a broker-dealer from engaging in securities transactions at any time when its aggregate indebtedness exceeds fifteen (15) times its net capital, as those terms are defined by the Securities and Exchange Commission. A broker-dealer may also be required to reduce its business if its net capital ratio should exceed twelve (12) to one (1) and may be prohibited from expanding its business if the ratio exceeds ten (10) to one (1). As of December 31, 2002, aggregate indebtedness was $275,447 and the net capital was $114,073, an excess of $95,710 over required minimum net capital of $18,363.

(2) Liabilities Subordinated to Claims of General Creditors

There are no borrowings under subordination agreements at December 31, 2002 and 2001.

(3) Related Parties

The Company rents space in the offices of USI Consulting Group, Inc., which is also a wholly-owned subsidiary of USI Insurance Services Corporation. In 2002, the Company paid rent of $60,000 to USI Consulting Group, Inc. Rent is paid monthly and is based on the number of USI Securities, Inc. employees. USI Consulting Group, Inc. also provides accounting services to the Company for $1,000 per month. Total rent and accounting services fees were $72,000 in 2002 and $62,004 in 2001.

The Company's revenues (other than interest income) are mainly derived from sales to customers of other subsidiaries of USI Insurance Services Corporation.

The Company receives commissions from mutual fund companies and pays approximately 90% of these commissions to USI Insurance Services Corporation in the form of management fees.

Management fees totaled $7,839,363 and $7,653,321for the years ended December 31, 2002 and 2001, respectively.

(4) Marketing and Distribution Agreement

On November 7, 2002 USI Holdings Corporation entered into a 10 year Marketing and Distribution Agreement with Minnesota Life Insurance Company (ML). USI Holdings Corporation will fulfill its contractual obligations through USI Securities, Inc. The contractual responsibilities of USI Securities, Inc. are to establish and operate a "Wealth Management Division (WMD), retain and compensate personnel, market and sell ML products and to pay ML usage fees. USI Holdings Corporation received an initial payment of $1,000,000 on the effective date of the contract. USI Holdings Corporation will receive development fees from ML based on the completion of deliverables as defined in the contract.

(4) Marketing and Distribution Agreement (Continued)

Phase	Development Fee	Completion Date
Initial payment	$1,000,000	11/11/02
1	1,000,000	3/31/03
2	500,000	8/31/03
3	500,000	3/31/04
4	500,000	9/03/04
5	500,000	3/31/05
6	500,000	9/30/05
7	500,000	3/31/06
8	500,000	9/30/06
9	500,000	3/30/07

Each phase includes specific criteria defined as deliverables. The completion of each phase is determined by ML.

USI Holdings Corporation during the term of the agreement is required to pay a usage fee equal to the greater of 10% of WMD revenues or 8% of total development fees paid by ML.

In addition to the potential development fees paid by ML, USI Holdings Corporation has signed agency agreements specifying commission arrangement with ML.

During the year ended December 31, 2002 USI Holdings Corporation received the Phase 1 payment of $1,000,000. USI Securities has reflected $1,000,000 of income in 2002 as due from USI Holdings Corporation. The usage fee due to ML for the year ended December 31, 2002 was $10,958 and is included in accrued expenses.

(5) Operating Leases

During 1998, the Company entered into a month-to-month computer software lease. The monthly lease payment was $1,210 for 2002. The total lease expense for 2002 and 2001 was $14,520 and $14,520, respectively.

(6) Retirement Plan

The Company has a 401(k) retirement plan (the Plan), matching 75% of employee contributions up to 4% of an employee's salary, subject to the provisions of the Employees Retirement Income Securities Act. Eligibility for the Plan is based on attaining the age of 21 and completing six months of service with the Company. The Company's contributions to the Plan for 2002 and 2001 were $12,115 and $8,199, respectively.

(7) Compensated Absences

Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation of future paid sick days and personal time off and accordingly no such liability for these amounts has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of these compensated absences when actually paid to employees.

(8) Income Taxes

The Company is included in the consolidated income tax returns filed by its Parent. Therefore, no separate tax provision of the Company is included in the financial statements.

HAGGETT, LONGOBARDI
& COMPANY, LLC

115 Glastonbury Boulevard
Glastonbury, Connecticut 06033
860-633-3000 Tel
860-657-8079 Fax
info@hlcocpa.com Email

Certified Public Accountants
An Independent Member of the BDO Seidman Alliance

INDEPENDENT AUDITOR'S' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
USI Securities, Inc.

We have audited the accompanying financial statements of USI Securities, Inc. as of December 31, 2002 and 2001 and for the years ended December 31, 2002 and 2001, and have issued our report thereon dated January 17, 2003. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 17, 2003

Haggett Longobardi & Company LLC

Schedule 1

USI SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002 and 2001

	2002	2001
NET CAPITAL		
Total equity	$1,141,063	$ 312,434
Deduct equity not allowable for net capital	(1,026,990)	(60,370)
Total equity qualified for net capital	$ 114,073	$ 252,064
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required for broker	$ 18,363	$ 13,536
Excess net capital	$ 95,710	$ 238,528
Net capital requirement	$ 18,363	$ 13,536
Net capital deficiency	None	None
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2002 and 2001)		
Net capital, as reported in Company's Part IIA (Unaudited) focus reports	$ 114,073	$ 252,064
Audit adjustment	-	-
Net capital per above	$ 114,073	$ 252,064

HAGGETT, LONGOBARDI
& COMPANY, LLC

115 Glastonbury Boulevard
Glastonbury, Connecticut 06033
860-633-3000 Tel
860-657-8079 Fax
info@hlcocpa.com Email

Certified Public Accountants
An Independent Member of the BDO Seidman Alliance

To the Board of Directors of
USI Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of USI Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

January 17, 2003

Haggett Longobardi & Company LLC